Value Buddy

Value Buddy - the new Techstars company on the block

 **Highlights**

You know it's going to be a great investor update when you have to break out the bullet points for the monthly accomplishments!

- Accepted to Techstars Tulsa's latest cohort - a program that had a lower acceptance rate than Harvard for this batch
- Featured in Louisville Business First
- Won the 5 Across Pitch Competion - $500 in cash, $5K investment, and a chance to compete for $50K in December
- Joined Goodie Nation - an exclusive community for high-growth startups led by underrepresented founders
- Went live with our first 4 banking customers that are set to generate a collective $25K+ in MRR - Stock Yards Bank & Trust, Midwest Regional Bank, Heritage Bank, and M&F Bank
- But most importantly...our early customers are loving our product with one mentioning that they are planning to remove the formal RFP process to solely use Value Buddy moving forward!


5 ACROSS
022824
DATE February 28, 2024
PAY TO THE ORDER OF Value Buddy
$ 500.00
Five Hundred 00/100 DOLLARS
FOR 1st Place
kinetic business
Dinsmore
APAX SOFTWARE
AWESOME INC
Value Buddy

 ## Team

We're excited to announce a stellar addition to our team! Kimberly Hernandez recently joined our Growth Team and is focused on driving conversions of community banks to Value Buddy's underwriting valuation platform. Kimberly's background in finance at Notre Dame and product marketing at a government-backed startup is the perfect combination to bring Value Buddy another step closer to $100K in MRR.



 ## Fundraising

We've secured over $250K in investment commitments before officially launching our upcoming $625K fundraising round. It's filling up fast, and we would love to round it out with VCs with a strong fintech track record.

We have a short list of investors we're looking to network with - we would love an intro to anyone you know from this list.

 **Thank-you's**

Value Buddy wouldn't be 1% of the company it is today without the Louisville community and beyond rallying behind us. We wanted to highlight a few individuals that have worked tirelessly to champion us and connect us to their broader networks:

To Larry Horn, Maggie Harlow, Triet Nguyen, Patrick Henshaw, Tre Baker, and all of the folks at Awesome, Inc. we want to extend our gratitude for the amazing effort you have made this year to push our mission forward!

Sincerely,

Ace, Cameron, and the Value Buddy team

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